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TABLE OF CONTENTS

Commission File No. 5-47035

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A4
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

Bionova Holding Corporation
(Name of Issuer)

Bionova Holding Corporation Savia, S.A. de C.V. Ag-Biotech Capital, LLC Mr Alfonso Romo Garza Mr. Alejandro Garza Laguera (Name of Persons Filing Statement)
Common Stock, Par Value $.01 per share (Title of Class of Securities)
09063Q-10-7 (CUSIP Number of Class of Securities)
Howard S. Kelberg, Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York 10005	Michael C. Titens, Esq. Thompson & Knight LLP 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation: $2,870,750.73 (1)	Amount of filing fee: $363.72 (1)

(1)
Such fee is based upon $126.70 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$	Filing Party:

Form or Registration No.:		Date Filed:

INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 transaction statement on Schedule 13E-3 (this "Amendment") is being filed by Bionova Holding Corporation, a Delaware corporation (the "Company"); Savia, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States ("Savia"), Ag-Biotech Capital, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Savia ("Ag-Biotech"), Mr. Alfonso Romo Garza, a Mexican citizen and Chairman of the Board, President and Chief Executive Officer of Savia, and Mr. Alejandro Garza Laguera, a Mexican citizen and a director of Savia.

        This Amendment amends and supplements the Rule 13E-3 transaction statement on Schedule 13E-3 and amendment nos. 1, 2 and 3 thereto (as so amended by amendment nos. 1, 2 and 3, the "Schedule 13E-3"), filed by the Company, Savia, Ag-Biotech, Mr. Romo and Mr. Garza on February 4, 2004, February 26, 2004, March 8, 2004, respectively, and by the Company, Savia, Ag-Biotech, Mr. Romo, Mr. Garza and Ag-Biotech Capital Inc. on March 29, 2004, and relates to:

  (i)
  the Company's issuance to Savia of 26,959,097 shares of the Company's common stock, par value $0.01 per share ("Common Stock") in satisfaction of $2,426,318.73 of the principal amount of the $55,459,743.57 principal amount Promissory Note of the Company (the "Bionova Note"), dated December 30, 2002, held by Savia (the "Exchange");

  (ii)
  the contribution by Savia to Ag-Biotech of 26,959,097 shares of Common Stock held by Savia following the consummation of the Exchange;

  (iii)
  the contribution by Ag-Biotech to Ag-Biotech Capital Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Ag-Biotech ("Newco"), of all of the shares of Common Stock held by Ag-Biotech following the consummation of the foregoing contribution (which includes the 18,076,839 shares of Common Stock currently held by Ag-Biotech) and 200 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share ("Convertible Preferred Stock");

  (iv)
  the forgiveness (the "Debt Forgiveness") by Savia of $53,033,424.84 of the principal amount of the Bionova Note, which is all of the principal balance of the Bionova Note that remains outstanding following the consummation of the Exchange, and all of the accrued and unpaid interest under the Bionova Note (which as of December 31, 2003 totaled approximately $24.3 million) immediately prior to the effectiveness of the Merger (defined immediately below); and

  (v)
  the short-form merger of Newco with and into the Company, with the Company as the survivor (the "Merger"), pursuant to which

  a.
  each share of common stock of Newco will be converted into the right to receive one newly-issued, fully paid and non assessable share of Common Stock, which will remain outstanding after the Merger,

  b.
  all of the shares of Common Stock and Convertible Preferred Stock held by Newco (the "Savia Shares") will be canceled,

  c.
  all shares of Common Stock other than the Savia Shares and shares for which the holders exercise their statutory dissenters' rights will be converted into the right to receive $0.09 per share in cash, and

  d.
  any options to purchase shares of Common Stock will remain outstanding and the holders of such options will be entitled to receive, upon the exercise of their options, the same consideration that they would have been entitled to receive if they had exercised their options prior to the effectiveness of the Merger.

Ag-Biotech Capital Inc. is no longer a filing person because it was merged with and into the Company, with the Company as the surviving corporation.

        This Amendment is being filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the Rule 13e-3 transaction described herein. The Merger became effective on March 29, 2004.

        As a result of the Merger, the outstanding shares of the Company's Common Stock and Convertible Preferred Stock, other than those shares held by Newco or the Company, were converted into the right to receive $0.09 in cash per share. Options to purchase shares of Common Stock were treated in connection with the Merger in the manner described more fully in the Transaction Statement (as defined below).

        Shares of Common Stock and Convertible Preferred Stock held by the Company or Newco were canceled without payment being made therefor, and each share of Newco outstanding at the effective time of the Merger was converted into one share of newly-issued Company common stock.

        On March 8, 2004, the Company filed with the U.S. Securities and Exchange Commission (the "SEC") amendment no. 2 to its transaction statement (the "Transaction Statement") under rule 13e-3 of the Exchange Act, relating to the Exchange, the Debt Forgiveness and the Merger.

        A copy of the Transaction Statement is incorporated by reference to Exhibit (a). A copy of the Exchange and Stock Issuance Agreement dated as of March 29, 2004 by and between the Company and Savia (the "Exchange Agreement") is attached as Exhibit (d)(2). A copy of the Certificate of Ownership and Merger dated as of March 29, 2004 (the "Merger Certificate") is attached as Exhibit (d)(3). The information set forth in the Transaction Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Transaction Statement, including the exhibits thereto.

        All information in, or incorporated by reference in, this Amendment, the Schedule 13E-3 and/or the Transaction Statement concerning the Company has been supplied by the Company. The information contained in this Amendment, the Schedule 13E-3 and/or the Transaction Statement concerning Newco or each filing person other than the Company has been supplied by Newco or each such filing person, as the case may be, and no other person, including the Company and Newco, takes responsibility for the accuracy of any information not supplied by such person.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

        Item 5 is hereby amended and supplemented by adding the following:

        (b)   Significant Corporate Events. The Merger Certificate was filed with the Secretary of State of the State of Delaware and the Merger became effective on March 29, 2004. Registered holders of shares of Common Stock at the effective time of the Merger are being sent payment for their shares of Common Stock.

        On March 29, 2004, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the SEC.

        (e)   Agreements Involving the Subject Company's Securities. As of March 29, 2004, the Company entered into the Exchange Agreement with Savia, providing for the Company's issuance to Savia of 26,959,097 shares of Common Stock in satisfaction of $2,426,318.73 of the principal amount of the Bionova Note held by Savia.

 Item 11. Interest in Securities of the Subject Company.

        Item 11 is hereby amended and supplemented by adding the following:

        (a)   Securities Ownership. Immediately after the Merger and the transactions contemplated by the Merger Certificate, Ag-Biotech owned 1,000 shares of newly-issued Company common stock, representing 100% of the outstanding shares of newly-issued Company common stock.

Item 16. Exhibits.

        (a)   Transaction Statement, incorporated herein by reference to the Transaction Statement filed with the SEC by the Company on March 8, 2004.

        (b)   Not Applicable.

        (c)(1) Opinion of AgriCapital Securities Inc. dated as of January 19, 2004, incorporated herein by reference to Exhibit B to the Transaction Statement.

        (c)(2) Consent of AgriCapital Securities Inc., incorporated herein by reference to the Consent of AgriCapital Securities Inc. filed with the SEC by the Company on March 8, 2004.

        (c)(3) Summary of financial projections of Bionova Holding Corporation for the calendar year 2004 in the form reviewed by the Board of Directors of Bionova Holding Corporation, incorporated herein by reference to Exhibit C to the Transaction Statement.

        (d)(1) Agreement in Principle (the "Agreement in Principle") dated as of February 2, 2004 by and between Bionova Holding Corporation and Savia, S.A. de C.V., incorporated herein by reference to the Agreement in Principle filed with the SEC by the Company on March 8, 2004.

        (d)(2) Exchange and Stock Issuance Agreement (the "Exchange Agreement"), dated as of March 29, 2004 by and between Bionova Holding Corporation and Savia, S.A. de C.V.

        (d)(3) Certificate of Ownership and Merger (the "Merger Certificate").

        (f)    Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Exhibit A to the Transaction Statement.

        (g)   Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2004
BIONOVA HOLDING CORPORATION
	By:	/s/ Jose Manuel Garcia Name: Jose Manuel Garcia Title: Chief Executive Officer
SAVIA, S.A. DE C.V.
	By:	/s/ Enrique Osorio Name: Enrique Osorio Title: Chief Financial Officer
AG-BIOTECH CAPITAL, LLC
	By:	/s/ Enrique Osorio Name: Enrique Osorio Title: Manager
/s/ Alfonso Romo Garza Alfonso Romo Garza
/s/ Alejandro Garza Laguera Alejandro Garza Laguera

 INDEX TO EXHIBITS

Exhibit Number		Description
(a)	—	Transaction Statement, incorporated herein by reference to the Transaction Statement filed with the SEC by the Company on March 8, 2004.
(b)	—	Not Applicable.
(c)(1)	—	Opinion of AgriCapital Securities Inc. dated as of January 19, 2004, incorporated herein by reference to Exhibit B to the Transaction Statement.
(c)(2)	—	Consent of AgriCapital Securities Inc., incorporated herein by reference to the Consent of AgriCapital Securities Inc. filed with the SEC by the Company on March 8, 2004.
(c)(3)	—	Summary of financial projections of Bionova Holding Corporation for the calendar year 2004 in the form reviewed by the Board of Directors of Bionova Holding Corporation, incorporated herein by reference to Exhibit C to the Transaction Statement.
(d)(1)	—	Agreement in Principle (the "Agreement in Principle") dated as of February 2, 2004 by and between Bionova Holding Corporation and Savia, S.A. de C.V., incorporated herein by reference to the Agreement in Principle filed with the SEC by the Company on March 8, 2004.
(d)(2)	—	Exchange and Stock Issuance Agreement (the "Exchange Agreement"), dated as of March 29, 2004 by and between Bionova Holding Corporation and Savia, S.A. de C.V.
(d)(3)	—	Certificate of Ownership and Merger (the "Merger Certificate").
(f)	—	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Exhibit A to the Transaction Statement.
(g)	—	Not Applicable.